Exhibit 99.26
Quest Rare Minerals Ltd.
QUEST DRILLING EXPANDS HIGH GRADE B-ZONE PEGMATITE
MINERALIZATION, RETURNS UP TO 51.9 METRES AT 1.66% TREO,
STRANGE LAKE, QUÉBEC
Highlights:
-	B-Zone drilling continues to firm up and expand the size of the high grade mineralized surface Pegmatite spine for over 1.2 km in strike length, with widths varying from 175 to 550 m and vertical thickness from 10.0 to over 191.0 metres
-	Multiple, high grade intersections of between 1.13% and 6.08% TREO over widths of 1.18m and 191.3m characterize all holes drilled into the surface pegmatite zone, within a larger, 171.5 and 215.4 m-thick, mineralized envelope grading between 0.87%-1.08% TREO
-	Deepening of 2009 drillholes into the B-Zone deposit have extended the granite hosted mineralization from a maximum vertical thickness of 135.2 m to over 309 m vertical
-	The current round of reported drilling did not fully probe the vertical extent of the mineralized system as the objective of the current drilling is to detail the geometry of the surface high grade pegmatite
Toronto, October 28, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to report the additional results from 2010 diamond drilling of their B-Zone rare earth element (REE) deposit. The drilling is intended to determine the vertical extent of the mineralized system defined in 2009, to improve the confidence of the continuity of the system, and to better define the higher grade pegmatite resource observed to outcrop at surface as defined by previous Quest drilling. Lab results for holes BZ-10-30 to BZ-10-43 have returned multiple, high Total Rare Earth Oxide (TREO) grade intersections of between 1.13% and 6.08% over thicknesses of 1.18 m to 191.3 m. Heavy REE (HREE) represents between 34% and 76.7% of the Total REE (TREO) content intersected in the new drilling. Best intersection grades returned 2.06% TREO over 23.65 m (BZ10031), 2.76% TREO over 18.69 m (BZ10035) and 1.66% TREO over 51.85 m (BZ10040), including 2.08% TREO over 17.10 m. The higher-grade surface Pegmatite Zone mineralization continues to be open to resource expansion along strike length and across the width of the deposit. The detailed drill sample analyses table has been posted to Quest’s website homepage at www.questrareminerals.com for review.
“Definition drilling on the B-Zone Pegmatite continues to return very strong grades of REE over important vertical thicknesses,” said Peter Cashin, Quest’s President & CEO. “With a very positive Preliminary Economic Assessment for the B-Zone in hand and evidence that the deposit continues to expand in all directions, particularly for the higher grade surface pegmatite mineralization, we view that the project’s prospects will only improve as our exploration progresses. The Pegmatite Zone will likely constitute the focus of more advanced economic assessments of the B-Zone deposit in the future.”
B-Zone Definition Drill Program
Assays have been received for the 14 additional definition drillholes of the program representing 2714.77 m (see Table 1, 2). The definition drilling program was designed to probe the B-Zone at drill centers of between 50-100 m. Drill results have confirmed strong REE mineralization over 1.1 km strike length and over widths of up to 600 m. Drilling continues to confirm mineralization to be relatively flat dipping. A north trending Pegmatite Zone at the core, or spine, of the mineralized envelop (see Figure 1), has been defined along a minimum strike length of 1.1 km and vertical thicknesses of up to 191.3 m and continues to constitute the highest grades observed in the B-Zone deposit. The surface footprint of the deposit is expressed as a two km-long, northeast trending airborne radiometric anomaly northwest of the Strange Lake Main Deposit. The radiometric anomaly abuts to the northwest against Brisson Lake and may extend further under the lake. Historical IOC drilling, located one km further to the north, indicates that mineralization continues in this direction.
The results from 14 additional drillholes of the program (see Table 2 for hole locations) are:
Table 1: Summary of Reported Diamond Drill Results, B-Zone REE Deposit, Strange Lake project, Québec

	From		Length				HREO
Borehole	(m)	To (m)	(m)	TREO%	LREO%	HREO%	%
BZ10030	5.70	221.10	215.40	0.957	0.607	0.350	36.61
	64.62	103.93	39.31	1.144	0.639	0.505	44.12
including	64.62	70.20	5.58	1.861	0.914	0.948	50.93
	102.04	103.93	1.89	1.708	0.841	0.868	50.78

BZ10031	3.00	194.30	191.30	1.126	0.688	0.438	38.86
	3.00	63.19	60.19	1.492	0.869	0.622	41.71
including	13.38	37.03	23.65	2.065	1.244	0.821	39.76
and incl.	13.38	15.75	2.37	6.082	4.448	1.633	26.86
	105.13	108.77	3.64	2.232	1.117	1.115	49.94

BZ10032	3.00	185.60	182.60	0.955	0.588	0.367	38.44
	52.09	66.10	14.01	1.930	1.022	0.908	47.05

BZ10034	5.80	215.40	209.60	0.999	0.631	0.368	36.81
	10.00	36.87	26.87	1.713	0.928	0.785	45.82
including	12.00	23.00	11.00	2.396	1.221	1.175	49.03
and incl.	12.00	13.60	1.60	4.725	2.743	1.982	41.95
and incl.	21.00	23.00	2.00	4.169	1.708	2.461	59.04
	94.34	96.17	1.83	2.096	0.818	1.277	60.95
	171.80	177.00	5.20	1.385	1.089	0.296	21.35

BZ10035	4.26	176.40	172.14	1.064	0.592	0.472	44.40
	31.36	50.05	18.69	2.758	0.968	1.790	64.91
including	31.36	40.60	9.24	3.223	1.331	1.892	58.70
and incl.	42.64	46.00	3.36	3.968	0.924	3.044	76.71

	From		Length				HREO
Borehole	(m)	To (m)	(m)	TREO%	LREO%	HREO%	%
BZ10036	3.00	215.40	212.40	0.934	0.595	0.338	36.22
	31.11	59.60	28.49	1.414	0.808	0.606	42.88
including	31.11	46.77	15.66	1.689	0.910	0.778	46.10

BZ10037	3.10	179.50	176.40	0.918	0.567	0.350	38.18
	66.63	121.23	54.60	1.018	0.612	0.406	39.89
including	66.63	67.81	1.18	4.074	2.282	1.791	43.97

BZ10040	10.50	180.20	169.70	1.084	0.586	0.499	45.97
	20.90	72.75	51.85	1.658	0.706	0.952	57.41
including	20.90	38.00	17.10	2.079	0.726	1.354	65.10
and incl.	61.66	72.75	11.09	1.583	0.804	0.779	49.22

BZ10041	6.00	186.60	180.60	0.975	0.604	0.372	38.12
	48.02	79.90	31.88	1.436	0.839	0.597	41.59
including	48.02	54.35	6.33	1.816	0.987	0.828	45.59
and incl.	74.90	79.90	5.00	3.700	2.201	1.500	40.55

BZ10042	2.86	209.47	206.61	0.889	0.578	0.311	34.94
	10.19	62.84	52.65	1.041	0.657	0.384	36.87
including	46.69	62.84	16.15	1.372	0.910	0.462	33.65

BZ10043	8.77	197.20	188.43	1.024	0.601	0.423	41.32
	28.00	80.80	52.80	1.337	0.684	0.654	48.87
including	60.12	80.80	20.68	1.957	0.971	0.985	50.36
Note: Hole BZ 10-030 was a re-drill of previously reported Hole BZ-10-030A (see Press Release: SEP 16-10). All reported holes were stopped in mineralization.
The better grades of mineralization are associated with what is termed the Pegmatite Zone which is composed of a high proportion of very coarse-grained pegmatite intercalated with extremely altered intrapegmatitic Strange Lake peralkaline granite at the uppermost parts of the B-Zone mineralized system (see Diamond Drill Sections in Figures 2, 3). The highly-altered granite hosting pegmatites continues to carry elevated grades of REE in excess of 0.7% TREO over core lengths of over 309 m. A 0.85% TREO cut-off, as specified in Quest’s recent Preliminary Resource Estimate (see Press Release: April 7, 2010), was used in determining the average grades of diamond drill intersections.
The final Preliminary Economic Assessment (PEA) report by Wardrop Engineering Inc. was filed on www.SEDAR.com on September 27, 2010. Clarification on the many economic parameters presented in the PEA (see Press Release: September 9, 2010), including the pricing assumptions used in the study, was elaborated on in this report and showed the deposit, using very conservative operating and pricing assumptions, to be very economically robust.

Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and was responsible for this news release. Material for analysis has been obtained from drill core which was cut in half using a diamond saw. Half of the core was sent to the lab for analysis, with the remaining half left on-site for future reference. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based, exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. The Corporation is publicly listed on the TSX Venture Exchange as “QRM” and is led by a highly respected management and technical team with a proven mine finding track record. Quest is currently advancing several high potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position in excess of $54.0 million. This will be sufficient to advance the Corporations plans of completing a pre-feasibility study of the B-Zone REE deposit by 2011-2012 and to continue exploration on its other rare earth property interests.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. More particularly, this news release may contain forward-looking information concerning the Strange Lake B-Zone Rare Earth Element (REE) deposit held by Quest Rare Minerals Ltd. (“Quest”). This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest. Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. In particular, no assurance can be given with respect to the development by Quest of the Strange Lake B-Zone Rare Earth REE deposit. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released and Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 1 — Geological and Diamond Drilling Compilation Map, B-Zone REE Deposit, Strange Lake Project, Québec

Pegmatite is Open to North
Hole BZ-10-040
Hole BZ-10-031
Section BL2+600
Section BL2+500
Pegmatite Zone
Pegmatite is Open to South
QUEST RARE MINERALS LTD.
0
100
200
300
400
m
NAD83/ZONE20N
Scale: 1:6000
Quest Rare Minerals
Strange Lake Project
B Zone
2010 Drilling

Figure 2 — Composite Diamond Drill Section BL2+500, B-Zone REE Deposit, Strange Lake Project, Québec

High-Grade Surface Pegmatite Zone
BZ10065
BZ10034
BZ10035
BZ10036
BZ10037
BZ10038
BZ10039
BZ10046
BZ10054
189.7 m
215.4 m
176.4 m
215.4 m
179.5 m
215.3 m
176.2 m
173.5 m
224.4 m
QUEST
SCALE 1 : 2500
Quest Rare Minerals
Strange Lake
B Zone
Section BL 2 + 500

Figure 3 — Composite Diamond Drill Section BL2+600, B-Zone REE Deposit, Strange Lake Project, Québec

Table 2 — Diamond Drillhole Location Table, B-Zone Deposit, Strange Lake Project, Québec

HOLE-				Elevation
ID	LENGTH	Easting	Northing	(m)	Dip	Az
BZ10030	223.10	427897	6243037	441	-75	145
BZ10031	194.40	427933	6242786	462	-90	0
BZ10032	185.60	428000	6242661	499	-90	0
BZ10033	158.80	428077	6242725	497	-90	0
BZ10034	215.40	427977	6243098	456	-90	0
BZ10035	176.40	428012	6243038	445	-90	0
BZ10036	215.40	428047	6242977	459	-90	0
BZ10037	179.50	428087	6242914	468	-90	0
BZ10038	215.30	428117	6242856	470	-90	0
BZ10039	176.20	428152	6242796	494	-90	0
BZ10040	181.20	428062	6243152	455	-90	0
BZ10041	186.80	428092	6243100	443	-90	0
BZ10042	209.47	428155	6242992	460	-90	0
BZ10043	197.20	428156	6243172	455	-90	0

TOTAL:	2714.77